Exhibit 99.2

August 8th, 2024

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URGENT

Re: Your investment in: MIND Technology, Inc.

Dear Preferred Stockholder,

Alliance Advisors has been engaged by MIND Technology, Inc. to contact you regarding an important matter pertaining to your investment in MIND Technology, Inc. and the companies upcoming Special Meeting for preferred stockholders which is to be held on August 29th, 2024.

Rob Capps, President and CEO of MIND, stated, “We understand that the new meeting date creates some confusion since previously cast proxies are no longer valid and must be voted again. If you executed a proxy prior to July 16, 2024, that proxy is no longer valid, and you must vote again. We encourage all holders of Preferred Stock as of July 16, 2024 to vote in favor of the Preferred Stock Proposal,” concluded Capps.

Please contact us at your earliest convenience by calling 1-833-795-8497 between the hours of 9:00am and 10:00pm Eastern time, Monday through Friday and Saturday and Sunday from 10:00am to 6:00pm or please scan the QR Code below and follow the prompts provided to vote your account.

This matter is very important and will take only a moment of your time.

Thank you in advance for your assistance with this matter.

Sincerely,

Gina Balderas

Operations Manager

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